1(212) 318-6542

JoyGallup@paulhastings.com

06/30/21

Jeff Gordon

John Cash

Jennifer Angelini

Jay Ingram

Division of Corporation Finance, Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Jaguar Global Growth Corporation I

Draft Registration Statement on Form S-1

Submitted May 18, 2021

CIK No. 0001857518

Ladies and Gentlemen:

We are submitting this letter on behalf of Jaguar Global Growth Corporation I (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission dated June 11, 2021, relating to the Company’s Draft Registration Statement on Form S-1 (CIK No. 0001857518) submitted on May 18, 2021 (the “Draft Registration Statement”). We are in receipt of your letter and set forth the Company’s responses to your comments below. For convenience, we have included the Staff’s comments in bold italics with the Company’s responses directly below. Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Registration Statement”) is being confidentially submitted concurrently herewith.

Use of Proceeds, page 82

1.	Your table of use of proceeds indicates you will have $200 million held in a trust account if the underwriters’ over-allotment option is exercised. Elsewhere in the filing, you disclose that you will have $230 million held in a trust account if the underwriters’ overallotment option is exercised. Please revise your disclosure to address this apparent discrepancy.

In response to the Staff’s comment, the Company has revised this disclosure on page 83 of the Registration Statement.

Jeff Gordon

John Cash

Jennifer Angelini

Jay Ingram

June 30, 2021

Proposed Business

Legal Proceedings, page 124

2.	We note your statement that, “There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such." Please refer to Item 401(f) of Regulation S-K and, if applicable, describe any of the events specified therein that occurred during the past ten years and that are material to an evaluation of the ability or integrity of your directors, including persons nominated to become directors, or your executive officers.

In response to the Staff’s comment, the Company confirms that it has not identified any applicable information.

Description of Securities, page 144

3.	Page 145 indicates that holders of founder shares will be entitled to ten votes per share in a vote to continue the company in a jurisdiction outside the Cayman Islands, whereas page 148 indicates that, except as required by law, holders of founder shares and holders of public shares will vote together as a single class, with each share entitling the holder to one vote. Please revise or explain this apparent discrepancy in voting rights.

In response to the Staff’s comment, the Company has revised this disclosure on the cover page and pages 22, 25, 50, 65, 142, 147, 149 and 150 of the Registration Statement.

4.	Page 149 states, "Each whole warrant entitles the registered holder to purchase one Class A ordinary share . .. . at any time commencing on the later of one year from the closing of this offering and 30 days after the completion of our initial business combination." Please revise or explain how this dual timing for the exercise of warrants is consistent with other statements in the prospectus, such as "The warrants will become exercisable 30 days after the completion of our initial business combination" (page 17) and "[T]he warrants will become exercisable 30 days after the completion of our initial business combination, which may be within one year of this offering" (page 18).

In response to the Staff’s comment, the Company has revised this disclosure on page 151 of the Registration Statement.

Note 8 - Subsequent Events, page F-15

5.	We note that you have evaluated events that have occurred after the balance sheet date through the date these financial statements were available to be issued. Please enhance your disclosure to also disclose the actual date through which subsequent events have been evaluated. Refer to ASC 855-10-50-1.

In response to the Staff’s comment, the Company has revised this disclosure on page F-15.

Jeff Gordon

John Cash

Jennifer Angelini

Jay Ingram

June 30, 2021

Part II

Recent Sales Of Unregistered Securities, page II-1

6.	The first sentence under this heading states, "On April 21, 2021 our sponsor paid $25,000, or approximately $0.004 per share, to cover certain expenses on our behalf in consideration for an aggregate of 5,750,000 founder shares." Please revise to identify your sponsor and provide the complete title of the founder shares. Also state the section of the Securities Act of 1933 or the rule of the Commission under which exemption from registration was claimed for this sale, or make clear that the Section 4(a)(2) exemption applies to this sale as well as the private placement described on page II-2.

In response to the Staff’s comment, the Company has revised this disclosure on page II-1 of the Registration Statement.

General

7.	Please revise to include the dealer prospectus delivery obligation on the outside back cover page of the prospectus. Refer to Item 502(b) of Regulation S-K.

In response to the Staff’s comment, the Company has included the appropriate legend on the outside back cover page of the prospectus.

* * *

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at 1 (212) 318-6542.

We thank you in advance for your assistance.

1(212) 318-6542

JoyGallup@paulhastings.com

Sincerely,

/s/ Joy K. Gallup

Joy K. Gallup

for PAUL HASTINGS LLP

cc:

Joy Gallup

Michael L. Fitzgerald
Veronica Rodriguez

Paul Hastings LLP

Gary R. Garrabrant

Jaguar Growth Partners

Stephen P. Alicanti

DLA Piper LLP (US)